Exhibit 21.1

Adagio Medical Holdings, Inc.
List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Adagio Medical, Inc.	Delaware, United States of America

Adagio Medical GmbH – a wholly-owned subsidiary of Adagio Medical, Inc.	Germany

ARYA Sciences Acquisition Corp IV	Cayman Islands